02023573

SECURI[...]MMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46305

SECURITIES AND EXCHANGE COMMISSION RECEIVED JUL 0 5 2002 DIVISION OF MARKET REGULATION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Acordia Securities of Ohio, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1014 Vine Street, Suite 1100
(No. and Street)

Cincinnati	OH	45202-1195
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Susan Verschoor, Senior Vice President — 513-333-2130
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VonLehman & Company Inc.
(Name — if individual, state last, first, middle name)

250 Grandview Drive, Suite 300	Fort Mitchell	KY	41017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 1 9 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VX 7-18-02

OATH OR AFFIRMATION

I, Susan Verschoor, Senior Vice President, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Acordia Securities of Ohio, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Susan S. Verschoor
Signature

Senior Vice President
Title

Susan A. Yeazell
Notary Public

SUSAN A. YEAZELL
Notary Public, State of Ohio
My Commission Expires April 15, 2003

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACORDIA SECURITIES OF OHIO, INC.

December 31, 2001

FINANCIAL STATEMENTS AND AUDITORS' REPORT

ACORDIA SECURITIES OF OHIO, INC.

TABLE OF CONTENTS

VON LEHMAN + COMPANY INC.

INDEPENDENT AUDITORS' REPORT

Board of Directors
Acordia Securities of Ohio, Inc.

We have audited the accompanying statements of financial condition of Acordia Securities of Ohio, Inc. as of December 31, 2001 and 2000 and the related statements of income and retained earnings, cash flows, and changes in liabilities subordinated to claims of general creditors for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Acordia Securities of Ohio, Inc. as of December 31, 2001 and 2000, and the results of its operations and changes in its financial position for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

VonLehman & Company Inc.

Fort Mitchell, Kentucky
January 14, 2002

4695 Lake Forest Drive √ Cincinnati, OH √ 45242-3745 √ 513-891-5911 √ 513-891-5969 *fax*

CPAs & Advisors

250 Grandview Drive √ Suite 300 √ Fort Mitchell, KY √ 41017-5610 √ 859-331-3300 √ 859-331-4358 *fax*

ACORDIA SECURITIES OF OHIO, INC.
STATEMENTS OF FINANCIAL CONDITION

		December 31,	
		2001	2000
ASSETS			
Cash		$ 690,956	$ 598,900
Total Assets		$ 690,956	$ 598,900
LIABILITIES AND STOCKHOLDER'S EQUITY			
Liabilities			
Intercompany - Due to Parent		$ 118,773	$ 106,927
Stockholder's Equity			
Common Stock (300 Shares Authorized, Issued and Outstanding; $1 Par Value)		300	300
Additional Paid-In Capital		29,700	29,700
Retained Earnings		542,183	461,973
Total Stockholder's Equity		572,183	491,973
Total Liabilities and Stockholder's Equity		$ 690,956	$ 598,900

See accompanying notes.

ACORDIA SECURITIES OF OHIO, INC.
STATEMENTS OF INCOME AND RETAINED EARNINGS

	Years Ended December 31, 2001	Years Ended December 31, 2000
Revenues		
Commissions	$ 73,533	$ 112,312
Interest	23,523	29,402
Total Revenues	97,056	141,714
Expenses		
Commission Expense	11,846	14,199
Other Expense	5,000	-
Total Expense	16,846	14,199
Net Income	80,210	127,515
Retained Earnings, Beginning of Year	461,973	334,458
Retained Earnings, End of Year	$ 542,183	$ 461,973

See accompanying notes.

ACORDIA SECURITIES OF OHIO, INC.
STATEMENTS OF CASH FLOWS

	Years Ended December 31, 2001	Years Ended December 31, 2000
Cash Flows From Operating Activities		
Net Income	$ 80,210	$ 127,515
Cash Flows From Operations	80,210	127,515
Cash Flows From Financing Activities		
Increase in Intercompany - Due to Parent	11,846	14,200
Net Change in Cash	92,056	141,715
Beginning Cash Balance	598,900	457,185
Ending Cash Balance	$ 690,956	$ 598,900

See accompanying notes.

ACORDIA SECURITIES OF OHIO, INC.
STATEMENTS OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

	Years Ended December 31,	
	2001	2000
Subordinated Liabilities at January 1,	$ -	$ -
Increases	-	-
Decreases	-	-
Subordinated Liabilities at December 31,	$ -	$ -

See accompanying notes.

ACORDIA SECURITIES OF OHIO, INC.
NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

Acordia Securities of Ohio, Inc. (the Company), a wholly owned subsidiary of Acordia/Rauh commenced operations as of July 1, 1993. These financial statements include only the accounts of the Company. The Company is engaged solely in the sale of mutual funds, variable annuities and variable life insurance products to retail customers.

Revenue Recognition

Customer securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis.

Income Taxes

The Company files a consolidated return with its parent and the parent accrues and pays all income taxes. Therefore, these financial statements do not reflect any provision or accrual for income taxes.

NOTE 2 – CASH AND CASH FLOW INFORMATION

For purposes of the cash flow statements, cash includes cash in the Company's checking account.

At certain times throughout the year, the Company may have cash in excess of insured limits in financial institutions. At December 31, 2001 the Company had $690,956 in one financial institution, of which $100,000 was covered by FDIC insurance limits.

NOTE 3 – RELATED PARTY TRANSACTIONS

Expenses of the Company are paid by the parent company, therefore, creating an intercompany account. The parent records and pays all income taxes, and other selling and administrative expenses related to the Company.

NOTE 4 – LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

As of December 31, 2001, there were no liabilities subordinated to claims of general creditors.

NOTE 5 – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001, the Company had net capital of $572,183, which was $564,265 in excess of its required net capital of $7,918, and a net capital ratio of .21 to 1.

SUPPLEMENTAL INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934
As of December 31, 2001

SCHEDULE I

ACORDIA SECURITIES OF OHIO, INC.
COMPUTATIONS OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

	December 31, 2001	December 31, 2000
Net Capital		
Total Stockholders' Equity	$ 572,183	$ 491,973
Deduction and/or Charges Non-Allowable Assets	-	-
Net Capital Before Haircuts on Securities Positions	572,183	491,973
Haircuts on Securities (Computed, Where Applicable, Pursuant to Rule 15c3-1(f))	-	-
Net Capital	$ 572,183	$ 491,973
Aggregate Indebtedness (AI)		
Intercompany - Due to Parent	$ 118,773	$ 106,927
Computation of Basic Net Capital Requirements		
Minimum Net Capital Required Company (6 2/3% of AI)	$ 7,918	$ 7,128
Broker-Dealer Subsidiary	5,000	5,000
Net Capital Requirement (Greater of Above)	$ 7,918	$ 7,128
Excess Net Capital	$ 564,265	$ 484,845
Excess Net Capital at 1000% (Net Capital Less 10% of AI)	$ 560,306	$ 481,280
Ratio: Aggregate Indebtedness to Net Capital	.21 to 1	.22 to 1
Reconciliation with Company's Computation (Included in Part II of Form X-17A-5 as of December 31)		
Net Capital as Reported in Company's Part II (Unaudited) FOCUS Report	$ 565,438	$ 485,228
Net Audit Adjustments	6,745	6,745
Net Capital Per Above	$ 572,183	$ 491,973

SCHEDULE II

ACORDIA SECURITIES OF OHIO, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2001

Acordia Securities of Ohio, Inc. is engaged as an introducing broker, whereby they agree to only sell shares in Mutual Funds, Variable Annuities and Variable Life Insurance Products, thereby not possessing or controlling any customer accounts. Under the exemptive provisions of SEC rule 15c3-3(k)(1) no Computation for Determination of Reserve Requirement Schedule is necessary.

SCHEDULE III

ACORDIA SECURITIES OF OHIO, INC.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2001

Acordia Securities of Ohio, Inc. is engaged as an introducing broker, whereby they agree to only sell shares in Mutual Funds, Variable Annuities and Variable Life Insurance Products, thereby not possessing or controlling any customer accounts. Under the exemptive provisions of SEC rule 15c3-3(k)(1) no Information Relating to Possession or Control Requirements Schedule is necessary.

VON LEHMAN
+ COMPANY INC.

INDEPENDENT AUDITORS'
REPORT ON INTERNAL CONTROL STRUCTURE
REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

Board of Directors
Acordia Securities of Ohio, Inc.

In planning and performing our audit of the financial statements of Acordia Securities of Ohio, Inc. for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of these practices and procedures to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

4695 Lake Forest Drive √ Cincinnati, OH √ 45242-3745 √ 513-891-5911 √ 513-891-5969 *fax*

CPAs & Advisors

250 Grandview Drive √ Suite 300 √ Fort Mitchell, KY √ 41017-5610 √ 859-331-3300 √ 859-331-4358 *fax*

Board of Directors
Acordia Securities of Ohio, Inc.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

VonLehman & Company Inc.

Fort Mitchell, Kentucky
January 14, 2002